

SECURI[...]ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 29988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 West First Street, Suite 104
(No. and Street)

Granite City (City) Illinois (State) 62040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian F. Spengemann (314) 863-7066
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Brian F. Spengemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Capital, Inc., as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

H.C.A. FIGUEIRA
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Mar. 10, 2013
Commission # 09653402

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coventry Capital, Inc.

Financial Report

September 30, 2012


Certified Public Accountants

Coventry Capital, Inc.

Financial Report

September 30, 2012


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Coventry Capital, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Coventry Capital, Inc. as of September 30, 2012 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence Pauckner

December 7, 2012

Coventry Capital, Inc.

Statement of Financial Condition

Assets	September 30, 2012
Cash and cash equivalents	$ 8,453
Accounts receivable	9,892
Securities owned, at market value	15,262
Due from Stockholder	142,739
Total Assets	$ 176,346
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 10,794
Accrued income taxes	3,098
Total Liabilities	13,892
Stockholder's Equity	
Common stock, no par value, 2,000 shares authorized, 50 shares issued and outstanding	104,000
Additional paid-in capital	47,700
Retained earnings	10,754
Total Stockholder's Equity	162,454
Total Liabilities and Stockholder's Equity	$ 176,346

The accompanying notes are an integral part of these financial statements

Coventry Capital, Inc.

Statement of Income
For the Year Ended September 30, 2012

Revenues	
Commissions	$ 156,342
Investment advisory fees	16,502
Interest income	713
Gain (loss) on securities	4,600
Total Revenues	178,157
Operating Expenses	
Employee compensation and benefits	63,597
Data processing and clearing charges	29,636
Occupancy expenses	10,685
Communications	9,295
Administrative expenses	40,968
Legal and professional fees	10,792
Total Operating Expenses	164,973
Income Before Income Taxes	13,184
Income tax expenses	3,064
Net Income	$ 10,120

The accompanying notes are an integral part of these financial statements

Coventry Capital, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance, September 30, 2011	$ 104,000	$ 47,700	$ 634
Net income			10,120
Balance, September 30, 2012	$ 104,000	$ 47,700	$ 10,754

The accompanying notes are an integral part of the financial statements.

Coventry Capital, Inc.

Statement of Cash Flows

	September 30, 2012
Operating Activities	
Net income	$ 10,120
Adjustments to reconcile income to net cash provided by operating activities:	
Deferred income taxes	(1,500)
Changes in operating assets and liabilities:	
Accounts receivable	3,799
Stockholder receivable	625
Accounts payable and accrued expenses	(1,423)
Net Cash Provided by Operating Activities	11,621
Investing Activities	
Change in investment inventory, net	(3,372)
Net Cash Used in Investing Activities	(3,372)
Increase in Cash and Cash Equivalents	8,249
Cash and Cash Equivalents at Beginning of Year	204
Cash and Cash Equivalents at End of Year	$ 8,453

The accompanying notes are an integral part of these financial statements.

Coventry Capital, Inc.
Notes to Financial Statements
September 30, 2012

Note 1 - Significant Accounting Policies

Description of Business
Coventry Capital, Inc. is a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the Financial Industry Regulatory Authority. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounts Receivable
Accounts receivable consists of commission revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Securities Owned
Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included in the income statement under the title gain (loss) on securities.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Property and equipment has an original cost of $17,000 and is fully depreciated. No depreciation has been recognized in the statement of income.

Income Taxes
Current income taxes are calculated based on taxable income. Deferred taxes are calculated on temporary differences between taxable income and book income if those differences are significant. No deferred taxes were recognized in the current year. Tax years prior to 2008 are no longer subject to examination by federal, Illinois or Missouri tax jurisdictions. The Company has evaluated its uncertain tax positions and has determined that an accrual does not need to be made.

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company paid interest of $345 and income taxes of $4,977 during the year ended September 30, 2012.

Note 2 – Securities owned

The Company is contractually obligated to maintain a deposit of $10,000 with its clearing company, RBC Capital Markets Corporation. To fulfill this obligation the Company purchased a US Treasury bond which is carried at quoted market value in an active market and is included in the caption "Securities owned" on the balance sheet. Securities owned are securities that are carried at quoted market values in an active market and consist of the following:

	September 30, 2012
US Treasury bonds, maturing in ten to fifteen years	$ 15,262

Note 3 – Income Taxes

The provision for income tax expense consists of the following:

	September 2012
Current State	$ 1,216
Current Federal	1,848
Deferred State	-0-
Deferred Federal	-0-
	$ 3,064

Coventry Capital, Inc.
Notes to Financial Statements
September 30, 2012

Note 4 – Commitments

The Company is committed under two operating leases for the rental of office space. Future minimum rental commitments under these agreements are shown below:

For The Years Ended September		
2013	$	3,645
2014		185

Rental expenses for the year ended September 30, 2012 were $10,685.

Note 5 – Related Party Transactions

The Company has advanced funds to the sole stockholder of $142,739. This balance is shown in the statement of financial condition as Due from Stockholder.

Note 6 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On September 30, 2012, the Company had net capital of $18,729, which was $13,729 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 74.2%.

Note 7 - Control Requirements

There are no amounts, as of September 30, 2012, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Coventry Capital, Inc.
Notes to Financial Statements
September 30, 2012

Note 8 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were two reconciling items between the September 30, 2012 unaudited Focus report and this report. The net effect on net capital was a decrease of $10,583.

Net capital as reported on the unaudited Focus report of September 30, 2012	$	29,312
Decrease in ownership equity due to post-FOCUS adjustments		(9,597)
Increase in haircuts on securities		(986)
Net Capital as Audited	$	18,729

Coventry Capital, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
September 30, 2012

Net Capital

Stockholder's equity	$ 162,454
Less nonallowable assets	(142,739)
Net capital before haircuts on security position	19,715
Haircuts on securities and undue concentration	(986)
Net capital	$ 18,729
Aggregate Indebtedness	$ 13,892
Net capital required based on aggregate indebtedness	$ 926
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 5,000
Excess Net Capital	$ 13,729
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 12,729
Percentage of Aggregate Indebtedness to Net Capital	74.2%

To the Board of Directors of
Coventry Capital, Inc.

In planning and performing our audit of the financial statements of Coventry Capital, Inc. as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties and also to the lack of control over the application of accounting principles. These weaknesses do not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
December 7, 2012